UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2026, Mr. Choo Chee Kong, Chairman and Director of the Company, entered into a binding private share purchase agreement with an independent arm-length shareholder   to acquire 112,000 ordinary shares of the Company for cash consideration pursuant to a privately negotiated transaction. The Company was not a party to the transaction and did not receive any proceeds therefrom. Mr Choo intends to negotiate privately with more independent arm-length shareholders to increase his shareholding in the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: May 15, 2026	Title:	Director and Chairman